SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

ASHWORTH, INC.

(Name of Subject Company)

PHX ACQUISITION CORP.

TAYLOR MADE GOLF COMPANY, INC.

(Offerors)

(Names of Filing Persons (identifying status as offeror, issuer or other person)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

04516H101

(CUSIP Number of Class of Securities)

William S. Reimus

Senior Vice President and General Counsel

Taylor Made Golf Company, Inc.

5545 Fermi Court

Carlsbad, CA 92008

(760) 918-6000

(Name, address and telephone number of person authorized to

receive notices and communications on behalf of filing person)

Copy to:

Ethan Feffer, Esq.

Sheppard, Mullin, Richter & Hampton LLP

650 Town Center Drive, 4th Floor

Costa Mesa, CA 92626

(714) 513-5100

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
N/A*	N/A*

*	In accordance with General Instruction D to Schedule TO, a filing fee is not required in connection with this filing as it relates solely to a preliminary communication made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Tender Offer Statement on Schedule TO is being filed by Taylor Made Golf Company, Inc. pursuant to General Instruction D to Schedule TO.

Item 12.	Exhibits

Exhibit Number	Description
(a)(5)	Press release dated October 13, 2008 (1)

(d)(1)	Agreement and Plan of Merger, dated as of October 13, 2008, by and among Taylor Made Golf Company, Inc., PHX Acquisition Corp. and Ashworth, Inc. (1)

(d)(2)	Stockholder Tender Agreement and Irrevocable Proxy, dated as of October 13, 2008, between Taylor Made Golf Company, Inc. and each of David M. Meyer, Michael S. Koeneke, Knightspoint Partners II, L.P., Knightspoint Capital Management II LLC, Knightspoint Partners, LLC, Ramius Value and Opportunity Master Fund Ltd (f/k/a Starboard Value & Opportunity Master Fund, Ltd) and Parche, LLC (1)

(1)	incorporated by reference to the exhibits to the Current Report on Form 8-K filed by Ashworth, Inc. with the Securities and Exchange Commission on October 14, 2008.

Exhibit Index

Exhibit Number	Description
(a)(5)	Press release dated October 13, 2008 (1)

(d)(1)	Agreement and Plan of Merger, dated as of October 13, 2008, by and among Taylor Made Golf Company, Inc., PHX Acquisition Corp. and Ashworth, Inc. (1)

(d)(2)	Stockholder Tender Agreement and Irrevocable Proxy, dated as of October 13, 2008, between Taylor Made Golf Company, Inc. and each of David M. Meyer, Michael S. Koeneke, Knightspoint Partners II, L.P., Knightspoint Capital Management II LLC, Knightspoint Partners, LLC, Ramius Value and Opportunity Master Fund Ltd (f/k/a Starboard Value & Opportunity Master Fund, Ltd) and Parche, LLC (1)

(1)	incorporated by reference to the exhibits to the Current Report on Form 8-K filed by Ashworth, Inc. with the Securities and Exchange Commission on October 14, 2008.